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Exhibit 7

BJ CHICAGO LLC

November 1, 2002

Greater Bay Bank
3945 Freedom Circle, Suite 1000
Santa Clara, CA 95054

Attn: Erik Benard

  Re: Pledge of common stock of Chicago Pizza & Brewery, Inc.

Dear Mr. Benard:

        We have been informed that Golden Resorts, Inc. is in the process of granting a security interest in 499,003 shares of common stock of Chicago Pizza & Brewery, Inc. representing Golden Resorts' allocable share of the shares of Chicago Pizza & Brewery common stock held beneficially and of record by BJ Chicago LLC. This security interest will be granted in favor of Greater Bay Bank as security for a loan that it will make to Golden Resorts, Inc. You have requested our acknowledgment of said security interest and certain other information from us.

        We hereby acknowledge the security interest in the 499,003 shares to be granted to Greater Bay Bank. Should Chicago Pizza & Brewery make a dividend distribution, we will make such distributions to Golden Resorts, Inc. until such time as we have received written notice from Greater Bay Bank that it has foreclosed on its security interest, that the shares should be transferred to Greater Bay Bank and that Greater Bay Bank is entitled to receive such distributions on said shares directly. Thereafter, we will use reasonable efforts to cause Chicago Pizza & Brewery to pay distributions on said shares directly to Greater Bay Bank, but will have no liability to Greater Bay Bank or Golden Resorts, Inc. for its failure to do so.

        We agree that upon receipt of written notice from Greater Bay Bank that it is entitled to do so pursuant to the terms of the collateral assignment documents between Golden Resorts, Inc. and Greater Bay Bank, we will either deliver said shares to Greater Bay Bank or its designee or we will liquidate said shares over a reasonable period of time in accordance with applicable restrictions on sale of the shares under federal and state securities laws and remit the proceeds to Greater Bay Bank, as you shall indicate in your written notice. Greater Bay Bank and Golden Resorts, Inc. hereby authorize us to rely conclusively on any such notice received from Greater Bay Bank without further investigation.

        All notices to this company shall be given to the company at 2200 West Valley Blvd., Alhambra, CA 91803-1928. Notices will not be effective until actually received and may be given by regular mail, certified mail, return receipt requested or overnight courier.

        Our acknowledgments hereunder will become effective upon receipt by the undersigned of the original signature of authorized signatories of Greater Bay Bank and Golden Resorts, Inc. where indicated below.

BJ CHICAGO LLC
By:	/s/ JAMES A. DAL POZZO James A. Dal Pozzo Managing Member

Agreed to and accept as of the 26 day of November, 2002:

Greater Bay Bank		Golden Resorts, Inc.
By:	/s/ ILLEGIBLE	By:	/s/ SHANN M. BRASSFIELD Shann M. Brassfield President

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  Exhibit 7